CERTIFICATE OF RESIGNATION

in lieu of a

SPECIAL MEETING OF THE BOARD OF DIRECTORS

of

QUANTITATIVE METHODS CORPORATION

The undersigned Helga Leuthe, hereby resigns as officer and director of Quantitative Methods Corporation.
Resignation effective as of March 31st 2007

Helga Leuthe hereby confirms that there are no outstanding issues, pending invoices or shares owed to her by the Corporation.

Helga Leuthe

Helga Leuthe, Director

Helga Leuthe

Helga Leuthe Secretary